UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR

	☐	Form N-CSR

For Period Ended:

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION ATLAS MINING COMPANY
Full Name of Registrant
N/A
Former Name if Applicable
912 McKinley Avenue
Address of Principal Executive Office (Street and Number)
Kellogg, Idaho, 83837
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announces and as described most recently in the current report on Form 8-K of Atlas Mining Company (the “Company”) dated October 9, 2007, the Company has determined that it will need to restate its historical financial statements to reflect funds received in 2004 as a deposit for the sale of halloysite clay, instead of revenues, as previously recorded.  In addition, the Company is currently reviewing prior period records specific to historical equity transactions, accounting for fixed asset acquisition, and long-term liabilities.

Due to the pending restatement, the Company is unable to file the Form 10-Q on or before the prescribed due date of November 14, 2007, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25.  The Company intends to file its Form 10-Q as soon as practicable after the completion of the restatement.

PART IV – OTHER INFORMAITON

(1)           Name and telephone number of person to contact in regards to this notification:

Robert L. Dumont	(208)	783-0270
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATLAS MINING COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2007	/s/ ROBERT L. DUMONT
By: Robert L. Dumont
Chief Executive Officer and President